CENTRAL MINERA CORP.

P.O. Box 93038, Caulfeild Village R.P.O.
West Vancouver, British Columbia
V7W 3G4
Telephone: (604) 687-6191     Fax: (604) 648-8341

By Facsimile (202) 942-9528

United States Security and Exchange Commission
450 Fifth Street N. W., Stop 04-05
Washington, D. C.
20549-0405 U.S.A.

Attention:	H. Roger Schwall Assistant Director

Dear Sirs,

Re:	Central Minera Corp. Form 20-F, Filed December 22, 2004 File No. 000-24570

We acknowledge receipt of your letter dated March 18, 2005. As requested, we are supplying a letter that keys our responses to your comments.

1.	Auditors Report

Our auditors have confirmed that they have adopted the following form of signature on audit reports now being issued:

/s/ Pannell Kerr Forster

Chartered Accountants (registered with the PCAB as “Smythe Ratcliffe”)

2.	Financial Statements

The company will refer to itself as a Pre-Exploratory stage company in future filings.

3.	Controls and Procedures, page 24

The company will comply with the Commission’s comments in future filings.

(2)

We appreciate the Commission’s comments and will implement all the recommendations on future filings to ensure adequate disclosure is made to our investors.

Yours truly,

CENTRAL MINERA CORP.

“Michael Cytrynbaum”

Michael Cytrynbaum,
President.